SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.      )*

SIRIUS XM INC.

(formerly known as SIRIUS XM HOLDINGS INC.)

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

82968B103

(CUSIP Number)

Patrick L. Donnelly, Esq.

Executive Vice President, General Counsel and Secretary

Sirius XM Holdings Inc.

1221 Avenue of the Americas, 35th Floor

New York, New York 10020

Tel: (212) 584-5100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 9, 2024

(Date of Event which Requires filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 82968B103

1	NAMES OF REPORTING PERSONS Sirius XM Holdings Inc. (formerly known as Liberty Sirius XM Holdings Inc.)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON CO

Explanatory Note

This Schedule 13D is being filed by New Sirius (as defined below) in connection with the contribution by Liberty (as defined below) to New Sirius of its approximate 83% interest in Old Sirius (as defined below) as part of the Transactions (as defined below). Following the completion of the Transactions, Old Sirius is a wholly-owned subsidiary of New Sirius and the publicly traded common stock of Old Sirius outstanding as of immediately prior to the Merger (as defined below) that was held by New Sirius is no longer outstanding as it was converted into shares of common stock of the surviving corporation in the merger that are not publicly traded. At the effective time of the Merger, New Sirius was renamed Sirius XM Holdings Inc. and is a successor issuer to Old Sirius, which was renamed Sirius XM Inc.

Item 1.	Security and Issuer

This statement on Schedule 13D (“Schedule 13D”) relates to the shares of common stock, par value $0.001 per share (the “Common Stock”) of Sirius XM Inc. (formerly known as Sirius XM Holdings Inc.), a Delaware corporation (“Old Sirius”), whose principal executive offices are located at 1221 Avenue of the Americas, 35th Floor, New York, New York 10020.

Item 2.	Identity and Background

This statement is being filed by Sirius XM Holdings Inc., a Delaware corporation, formerly known as Liberty Sirius XM Holdings Inc. (“New Sirius” or the “Reporting Person”). Prior to the Transactions, the Reporting Person was a wholly-owned subsidiary of Liberty Media Corporation, a Delaware corporation (“Liberty”), and as of the date hereof, the Reporting Person is a publicly held company. Liberty has separately reported its beneficial ownership of Old Sirius on separately filed Schedule 13D filings and related amendments.

The principal business address of New Sirius is 1221 Avenue of the Americas, 35th Floor, New York, New York 10020.

The principal business of New Sirius is serving as a holding company for Old Sirius, which, through its subsidiaries, is primarily a provider of satellite and internet radio services.

Information about the directors and executive officers of New Sirius is contained under the headings “Management of New Sirius Following the Merger” and “Security Ownership of Certain Beneficial Owners and Management” in the Schedule 14C Information Statement filed by Old Sirius on July 23, 2024 (the “Information Statement”).

During the last five years, none of the Reporting Person or, to the best knowledge of the Reporting Person, any of the directors or executive officers of the Reporting Person, (i) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

 On December 11, 2023, Liberty entered into definitive agreements, subject to the terms thereof, to redeem each outstanding share of its Liberty SiriusXM common stock in exchange for a number of shares of common stock of New Sirius (the “Split-Off”), equal to the Exchange Ratio (as defined in the Reorganization Agreement dated as of December 11, 2023, and as amended by the First Amendment to the Reorganization Agreement, dated as of June 16, 2024, in each case, by and among Liberty, New Sirius and Old Sirius).

Following the Split-Off, Old Sirius became a wholly-owned subsidiary of New Sirius pursuant to a merger of a subsidiary of New Sirius with and into Old Sirius, with Old Sirius surviving the merger as a wholly owned subsidiary of New Sirius (the “Merger” and, collectively with the Split-Off, the “Transactions”) and stockholders of Old Sirius (other than New Sirius and its subsidiaries) received one-tenth of a share of New Sirius common stock for each share of Common Stock, thereby eliminating the noncontrolling interest in Old Sirius.

Following the completion of the Transactions, Old Sirius was renamed Sirius XM Inc. and New Sirius was renamed Sirius XM Holdings Inc. and is comprised of the businesses, assets and liabilities attributed to the Liberty SiriusXM Group, which include Liberty’s approximate 83% interest in Old Sirius, corporate cash and Liberty’s 3.75% Convertible Senior Notes due 2028, and Liberty’s 2.75% Exchangeable Senior Debentures due 2049.

This description of the Transactions is not complete and is qualified in its entirety by reference to the descriptions thereof in the Information Statement, which information is incorporated herein by reference to the extent required.

Item 4.	Purpose of Transaction

 The information set forth in Item 3 of this Schedule 13D is hereby incorporated by reference into this Item 4.

Item 5.	Interest in Securities of the Issuer

(a)-(b) Following the Merger and as of the date hereof, the Reporting Person does not beneficially own any of the publicly traded shares of Common Stock that were outstanding as of immediately prior to the Merger. Old Sirius is now a wholly-owned subsidiary of New Sirius.

(c) Except as set forth in this Schedule 13D, the Reporting Person has not effected any transaction in Common Stock during the past 60 days.

(d) No persons other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Person identified in this Item 5.

(e) Following the Merger and as of the date hereof, the Reporting Person does not beneficially own any of the publicly traded shares of Common Stock that were outstanding as of immediately prior to the Merger. Old Sirius is now a wholly-owned subsidiary of New Sirius.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The information set forth in Item 3 of this Schedule 13D is hereby incorporated by reference into this Item 6.

Item 7.	Material to Be Filed as Exhibits

Exhibit No.	Description
A	Description of the Transactions (incorporated herein by reference to the Information Statement filed by Sirius XM Inc. (formerly known as Sirius XM Holdings Inc. on July 23, 2024)) File No. 001-34295.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 9, 2024

Sirius XM Holdings Inc.

By:	/s/ Patrick L. Donnelly
Name:	Patrick L. Donnelly
Title:	Executive Vice President, General Counsel and Secretary

[Sirius XM Holdings Inc. – Schedule 13D]